Filed by Charter Communications Inc.
(Commission File No. 001-33664)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. for Registration Statement
on Form S-4 filed by CCH I, LLC: 333-200809

The following is a transcript of Tom Rutledge's remarks at the UBS Global Media and Communications Conference:

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

EVENT DATE/TIME: DECEMBER 08, 2014 / 08:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	1
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS
John Hodulik UBS - Analyst

PRESENTATION

John Hodulik - UBS - Analyst

Okay. Thank you all for attending our afternoon keynote session. I'm very pleased to announce that Tom Rutledge, the CEO of Charter Communications is our afternoon speaker. Tom, thanks for being here.

Tom Rutledge - Charter Communications, Inc. - President & CEO

John, thank you. Glad to be here.

John Hodulik - UBS - Analyst

So 2014 has been another big year for the Company. Can you start off by summarizing what you think are the highlights for Charter for 2014?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, two things really. Charter has transformed itself in 2014. This week, we finished the all-digital project that we initiated at the beginning of the year. So we will actually turn off our last analog signal this week. And everywhere we operate, we will be 100% digital essentially with a very high capacity broadband network, minimum speeds that we go to market with of 60 megabits, and 200 channels of HD and two-way interactive boxes on every outlet and a robust voice service, all properly packaged together in a go-to-market strategy that's compelling and state-of-the-art. So that's a real accomplishment.

We did that project on time and on budget. And so we're a much different company than we were before. And we're getting great response in the marketplace with that product and we have a vastly superior network now and a vastly superior competitive product everywhere we operate relative to our competition. So that's a big change.

And the other big thing we did in 2014 is we did a big deal with Comcast and Time Warner, a fairly complicated deal which is going to close next year, but it involves a spin from Comcast, it involves a swap and it involves an acquisition and a brand new footprint for Charter, and we're working on the whole integration strategy, the regulatory strategy, but mostly spending our time on how we're going to operate the business going forward and that's a huge opportunity for us.

John Hodulik - UBS - Analyst

So let's dig into the cable business and start with video. You mentioned the move to all-digital. How is the new video product different from what your competitors can offer?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Charter is an interesting case. When I joined the Company, there were more satellite customers in Charter's footprint than there are Charter customers and that's still about the case, it's about equal now. But the issue was that Charter had a legacy analog product that hadn't fully left. And so, we were serving customers with

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	2
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

analog signals on flat screens which have become the predominant means of viewing and that's not just true of Charter, it's true of some of the assets we were about to acquire as well.

So, cable, even though it had a vastly superior capability relative to satellite, channel capacity, two-way interactive capacity, the ability to do on-demand programming on the big screen with ease, none of that was really realized across the entire footprint and across the entire subscriber base. And so, the Company was bleeding customers slowly through time and that has changed.

And so, we now have a product that is inherently superior to satellite, reliably more superior, channel capacity, superior, but mostly it's a two-way interactive platform that inherently offers better product possibilities than what satellite can do.

John Hodulik - UBS - Analyst

So, talk about the -- you talked about the benefits to customer growth. I mean, what are you seeing in the markets that have gone all-digital? I think you've said in the past that you sell more growth, especially as you were just starting out on this in some of your Texas markets, right? How would you characterize the change in trend as your markets go all-digital?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, all of the markets are better with the whole Company is doing better now. We're now all-digital. So we look at the whole thing as a singular opportunity right now and as a result of that, we've been able to change our branding strategy and we are now marketing the new services under the Spectrum brand. And so that's like Cablevision has the Optimum and Comcast has XFINITY, Charter is now using Spectrum.

And GreatLand, the spin of Comcast, will also use Spectrum as its product set. So when we operate together from a branding perspective, if you look at the map of the acquisitions that we've done, both from the Time Warner systems and with the spin, 4 million of Charter's customers going forward will be in areas where GreatLand operates. And so -- between Charter and GreatLand, I should say, there are 4 million common customers in the same DMAs and we're going to use that same branding strategy across all of those customers for future potential.

John Hodulik - UBS - Analyst

Got you. The other initiative is moving the customer base over to the new product and packaging. You are up to 85% at the end of Q3 up from about 62%. What does that mean for the business being that far along, I mean maybe how much more to go is there?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well you can get to 100%. What we're trying to do is move all of our customers into the full package that we offer and historically, people bought our services in different increments and our view is that if you have a superior network, you need to have superior products on that network and you need to be in market with superior products relative to your competitors.

And so, our fundamental strategy has been to take our higher-quality products and bundle them together in compelling packages with compelling entry-level pricing and then step that pricing up through time and the ability to step it up through time and the ability to hold your customer base is a function of whether you have good products or not. And so, we're in that process and that's what new product and pricing is. It's the percentage of the total customer legacy base that we had that we've moved into this packaging.

So we're doing that on the increment and we're doing it through upgrades and we're getting there quickly. Will there ever be 100% of the people who've stepped into our new packaging, probably not, but essentially we're there in terms of having a, not only from a technical point of view, a superior infrastructure in front of every customer, but a superior set of services in the home that are priced properly, packaged properly and allow you through time to step up the pricing and retain the subscriber base.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	3
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

And are you seeing that in the base, are you seeing churn come down as you -- this combination (multiple speakers).

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, churn is coming down and we're budgeting it to come down and we -- obviously, we've done a lot of physical transactions this year by moving out all that hardware, more than 3.5 million boxes. But, yes, even in light of all of that physical activity churn is coming down, the packages are getting stickier, the pricing, our ability to price up products and not have them roll back from either a price or a product set has improved and it continues to improve. So our fundamental strategies are working.

John Hodulik - UBS - Analyst

Got you. Now Charter is testing a cloud-based guide for the set top that works on the existing set-tops, could you talk to us on your progress in terms of testing that and when you expect it to roll out?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, so I was in Texas the other day actually, a week ago, Tuesday, and -- looking at the new guide and how it works and we are going to roll it out. And what it is, it's an XFINITY like guide, meaning cloud-based guide. It can be delivered either through a DOCSIS platform or through the VOD infrastructure of the traditional cable box.

So when we -- we have a mix of set-top boxes in the field. As I said, all of them are two-way interactive. But some of them are older. And essentially what we're doing is putting a very thin client on the box and taking the intelligence into the network and using the network to talk to the box like it's a video on demand stream and the box tunes to that stream and renders the guide and we've developed the ability to do that. It looks good, it works well, customers like it's interesting that once you deploy it, you can innovate rapidly with it. So it's a modern state-of-the-art guide with discoverability and search and user-generated preferences, that kind of thing in terms of programming.

So it's as modern as it can be and it can be rendered as whatever the conventional modern look is in a user interface at any time without having to change the physical infrastructure in the plan. Then we can deliver it both on boxes -- modern boxes that have DOCSIS modems in them because we also have a box strategy that what we call World Box and we could talk about that as well, which has got a 3.0 modem in it. And so we could deliver on that box the same guide either in DOCSIS or in VOD. We even have a backup module on the box that delivers a traditional guide in the event that the DOCSIS platform and the VOD platform fails, so highly reliable as well. So we're going to roll that out across the country next year, 2015.

John Hodulik - UBS - Analyst

2015. And is that something that -- I mean, do you -- are you okay at this point with the sort of stability and the scalability of the product to the extent that you can roll it out across markets very quickly considering it utilizes the existing CPE?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, we haven't figured out everything about it in terms of operationalizing it. It's a project like going all-digital. We've ramped these projects up, we learned how to handle the logistics of them and then we peak and then we tail off. So we think it works. It's reliable that the code is stable and that it's deployable.

And at this point, what we need to do and we'll start early spring next year actually rolling it out in a project like way. And that step, that movement from, it's been tested to productization is what's going on right now.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	4
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

Got you. Do you guys have a target of about roughly what percent of subscribers may have it by the end of next year?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I think more than half is what our thinking is, but we actually don't know yet how fast we can roll it. And the issues are there are customer education issues with rolling a new guide and call volume that comes from customer education and other kinds of communications that you want to do and you want to scale that into your operation in an efficient way. And at the same time you want to go as fast as you can and we're not -- we haven't tuned all of our information so that we know exactly how fast we should go, but we think we can get at least half done.

John Hodulik - UBS - Analyst

So maybe back to the World Box strategy, I mean, my next question was going to be how do you see the customer premises equipment evolving in the future and maybe that gets to your World Box strategy?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Right. So we embarked on a World Box strategy a couple of years ago which was to do downloadable security on a modern set-top box and take cable cards which cause cost to be added to the box out of the box and to take away a direct relationship between box vendor and a security vendor so that we could buy boxes from anyone and security from anyone. And the reason we call that World Box is, it was really our way of saying we could buy from any vendor we chose to buy.

And interestingly our existing vendors were responsive to that capability and our desire to do it and priced their own product the same as though it were a world-based product. And so we also got a waiver from the FCC to do security in an integrated way while we were developing the downloadable security. So we took the cost of cable cards out of even charters at recent all-digital deployment.

Going forward, we'll be able to buy boxes from any vendors so we get the scale of that or the opportunity that that presents whatever vendor wants to price at the lowest world price. And Moore's Law continues in the sense that chipsets get smaller and we've actually designed our own box with our own chipset and our own specs and people build to it. And it's got a 3.0 modem in it, it's got a power USB port and it allows us to essentially have a very state-of-the-art box at very low prices.

John Hodulik - UBS - Analyst

Maybe move over to broadband, you talked about the 60 megabits per second is being the base speed in I guess all your markets now.

It's the slowest we sell.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Right. There is a couple of questions. First, how do you view the pricing power? You're going to have that product maybe today and over time, given the high speeds of the base service?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	5
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, we've been growing our data business really rapidly. We've been growing our customer relationships really rapidly. And so we're actually not using whatever pricing power may exist. We're using our opportunity to gain market share. And we're generating very fast growth and good revenue and EBITDA growth from a market share strategy. And so we've done very little in pricing and we haven't been hitting our prices significantly at all. And the reason is, we don't need to and don't want to, given the ability to grow market share.

John Hodulik - UBS - Analyst

And how high can you push those speeds? I mean, it's 60 megabits per second, I guess it's enough for now.

Tom Rutledge - Charter Communications, Inc. - President & CEO

No, actually at St. Louis we went to 100 and we were going to do 100 everywhere as our slowest go-to-market speed and thought about some of the logistics of that and weren't sure that we wanted to deal with them. But it's quite possible now that we've taken St. Louis to 100 that we will take everything to 100. We put 24 channels of DOCSIS capability in front of every customer we have once we went all-digital. So we have an enormous reserve capability.

John Hodulik - UBS - Analyst

So how fast could you get to without any real need for increases in [count]?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, it's just how many people are using it simultaneously and that's sort of the issue with how good is the service and how high do you want to price it and how deeply do you want to penetrate it. So there's no right answer to that. We could go up to probably half a gig and sell a low-penetrated product right now. The question is whether you want to do that or not and whether that's a smart market strategy.

We have another technology coming down the line next year, the end of 2016, I guess it is, 3.1 DOCSIS, which can ultimately take us up to 10 gig. So, there is a lot of capacity, future capacity, in our network and to me it's really more a question about how much average usage do you want to be able to deliver to the home and have a quality experience in the home on every device that the customer has.

John Hodulik - UBS - Analyst

The usage in these markets with 60 megabit per second average and 100 this must be growing pretty dramatically?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, it is and it's been growing dramatically across the whole network anyway. And we want to make the experience as good as possible and we actually want to create a vacuum to some extent in the sense that if you build that they will come. We have a great network and how do you get a great network to be understood by a consumer world, the consumer has to use it in such a way that it appreciates -- the consumer appreciates the network differentiation. Video is currently that product and obviously the bigger and richer the video product is, the better a good network performs.

And so we sort of look at it like we want applications that are fat, bandwidth-intensive applications running on our network so that our consumers realize that our network is better and actually get the benefit of better in their experience and you also want lots of devices. So we put the fastest Wi-Fi network out as well in Harmon, tested it and proved to ourselves that we could make that claim. So our customers get the fastest Wi-Fi network and the point of that is when you think

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	6
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

about what's actually connected to a wireline network, it's wireless devices and it's a lot of wireless devices more and more every day. So you want -- you don't want your really high-capacity network ending in a dirt road. You want a high capacity Wi-Fi network at the end of it.

So we've done that as well and our goal is to have our consumers buy lots of devices and use lots of products that show up in terms of their personal experience as positive.

John Hodulik - UBS - Analyst

So it sounds like you are taking the same strategy on the broadband side that you have taken on the video side putting full-blown set-tops and all the two-way services on every TV.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, if you have a really great network infrastructure, our view is use it, make it work, make the standard products that are better than anyone else.

John Hodulik - UBS - Analyst

And (inaudible) usage-based pricing and data caps, which --

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, we haven't pushed any -- we're not actually selling any data caps, we don't have any usage-based pricing. We have the technical capability of doing it, but again, we think that there is lots of share to gain by having the product we have today and there's more upside in share gain than any other opportunity.

John Hodulik - UBS - Analyst

Great. And then quickly just on the voice side, obviously the voice trends have been weak for a while, maybe down a little bit with the housing market. Is there still room for you to grow that product?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, I mean we're still growing it and growing it dramatically. Now we actually have priced it down and it's the revenue line on voice is flattening. It's actually been declining. So our unit growth has been high and our revenue growth has been low because we've actually priced it down on purpose to -- because we think it needs to be priced down because of its value proposition, but we've packaged it at a low price in a bundle that's driving data and driving video.

So you have to look at voice properly priced in an integrated package as opposed to looking at it as a stand-alone business. It's becoming less useful as a product. I mean I text and I e-mail and I don't talk as much on the phone as I ever -- as I did in the past and that's true of everyone. My wireline phone, aside from people I don't know, doesn't ring all that much anymore. People that I care about e-mail me and text me.

So it has value, wireline voice has value. I mean, I'd much rather do a conference call on wireline than on a cell phone because of the quality, but I think it has to be priced appropriately.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	7
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

Got you. Now we're going to move to a couple of the sort of major topics facing you and the rest of the cable industry. First, let's touch on the transaction with Comcast. Obviously, Charter is going to get significantly bigger over the next, hopefully few months here.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes.

John Hodulik - UBS - Analyst

Can you describe why you proceeded the transactions and what they think -- what do you think they will do for your overall business?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Last year when I was here people were chasing out the door because we were doing -- trying to do Time Warner, and that's what I wanted to do and we got a nice hunk of it in a very nice footprint with the Comcast spin as well. And when you really at how -- we are going from a business where today we can use mass media in 47%, 48% of our footprint. Our position relative to other competitors and most of the DMAs we operate in is smaller and our ability to use mass media because of that is limited. So we have to use all these other less efficient marketing techniques, direct sales, direct selling, direct mail.

In the new footprint that number goes to about 98% and being up -- by taking the SpinCo, GreatLand, marketing opportunity and integrating that with Charter's opportunity, we get to market the Spectrum brand using mass media in a very efficient way. So as a result of this from a marketing and operating perspective, Charter's footprint doubles. Now we'll only own a third of 2.5 million customers as part of the transaction, but we'll have an operating relationship with all of them and then we'll pick up 1.5 million customers in new charter, net of all of the trades and swaps.

So it's -- I think it's a very good deal from Charter's perspective. We get a highly efficient marketplace. We will get economies of scale locally with the way we can operate in the same market, we get the marketing economies of scale and we have national economies of scale too in programming and while they're not huge, we get some and then we get to share those with both companies. And so it wasn't a deal we set out to do, but I think it actually came out quite well.

John Hodulik - UBS - Analyst

Can you discuss the integration process, if you would, and then maybe how long it will take?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, the integration process is actually quite complicated. The modern cable system is getting to be more and more cloud based and the call centers that we have are virtual. So when you buy a system, it doesn't come with everything in it and you have to have transition services agreements that work between Comcast and us going forward. And that's true of us, the systems we're divesting and is true of the systems we're getting. So things like billing systems and box controllers and e-mail systems and voice switches, all of those things are unrelated to the local physical assets and we have to bring the customer bases off of those systems on to our systems.

So that's actually pretty complicated and we've experienced that with Bresnan twice, I have any way, and it's a much more complex transition that we've ever had to deal with before. And then we'll have a similar kind of relationship with GreatLand going forward.

So we're working -- we've worked through that with Comcast, we've worked out the transition services agreement. We've worked out the services agreement between Charter and GreatLand and it's very complex work that requires lots of operating teams to work their way through. So some of those stuff will transition day one, some will transition in month three, some in six months. e-mail systems may last as long as two years before there is a complete transition.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	8
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

What about the move to all-digital to get all those? I guess Time Warner (multiple speakers)

Tom Rutledge - Charter Communications, Inc. - President & CEO

Again, yes, so the Comcast properties are all all-digital although they have lots of [D2A] and the former Insight Systems, which are actually coming into Charter, Michael Will is going to run GreatLand, are all-digital and they had a similar strategy to Comcast. And then we have the Time Warner systems. So there is a total of 3 million Time Warner customers, I think 600,000 of those are Insight, so 2.4 million of them that look like Charter looked a couple of years ago in terms of its digital penetration. And so I think we'll need a little time to stage ourselves, but we did all the Charter, all 4 million customers essentially in 13 months.

John Hodulik - UBS - Analyst

And maybe if you could compare, so you have been to this process number of times. I guess from where you started to where you ended up, the biggest swing, have to be the Charter markets given the reorganization process they went through. Can you talk about what you see in terms of these new market? How much of an investment are you going to need to get these and how long of a period to get them to your standards?

Tom Rutledge - Charter Communications, Inc. - President & CEO

So the simplest answer is Charter had more capital to spend to get where it needed to go than Time Warner assets and Comcast assets do. They're in better shape operationally. They didn't go through the period of disruption that Charter did while it went through its restructuring and the whole process of getting there to restructuring. So Charter was missing things like call centers and trucks and tools and test equipment and people.

And so, we had to go high. I have hired 6,000 people net at Charter last couple of years. And that's really just transitioning contract labor in-house and providing a better quality service. And to do that, you have to build buildings, put people in, you have to buy trucks and tools and test equipment and all that kind of stuff as well as go all-digital. So in the new properties coming in, they are in much better shape in terms of physical infrastructure trucks tools, call centers. We had to walk Charter's plant out all 400,000 miles and do projects to do deferred maintenance. All of that's been done. We don't really see the same kind of capital intensity in what we're picking up. And I think, as I said, box capital intensity going forward and modem capital intensity and Wi-Fi router capital intensity is all going down slightly because of our strategies with World Box. So while there is capital to spend -- Charter is just coming off finishing a lot of variable capital that's going to come out of our business.

So our free cash flow absent this deal would go up by as much as $500 million a year, all other things being equal just because we're stopping and we finished the project. But we're going to have an opposite effect going forward in these new properties. It is going to take us some time to stage it though, so there is going be a period where we're looking at trying to figure out what to do and then we'll spend, but I think more efficiently relative to dollar revenue and opportunity than Charter was able to do because of all the things I just said.

John Hodulik - UBS - Analyst

Got you. Quickly -- quick question on GreatLand [starting with the] management fee, I mean you talked about using mass media across the base. Is there any other sort of benefits that Charter gets from the relationship with GreatLand any maybe by working together?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, I think we get scale and you get scale -- you could scale at the local operating level too. If you have a marketplace where you have a workforce that covers the entire community you can schedule and operate that workforce more efficiently and provide better quality service that translates into subscriber lives, which translates into value and both sets of shareholders get the benefit from that.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	9
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

And the marketing thing I already said, we'll be able by efficiently therefore grow faster with less marketing dollars. And actually brand better and get to market faster with new products because it will be a more efficient, ability to reach the marketplace. We will have scale in purchasing and in product development for both companies, we'll be able to buy content, we will be able to stand up new products, new opportunities in the marketplace more efficiently. And because of the structure of the footprint, I think we'll be able to roll out new things more efficiently as well. So there's a lot of benefit to it.

John Hodulik - UBS - Analyst

Got you.

Tom Rutledge - Charter Communications, Inc. - President & CEO

And Charter itself gets a fee for that, 4.25% of GreatLand's revenue.

John Hodulik - UBS - Analyst

So obviously you got a lot on your plate, so you don't add to it, but are there any other assets out there that could add to this -- you could add to the company that would improve the scale, the operations of the business sort of beyond what would you have on your plate already?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well there are other assets out there and obviously if we bought them our scale would improve. So, yes, there are others out there.

John Hodulik - UBS - Analyst

Now does it necessitate sort of completion of all the things that we were talking about in terms of moving those customers over onto the new systems, off the old systems, before (multiple speakers)?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I actually think could you bite off more than you can chew sort of the question and that's possible, but look opportunities arise when they arise. The business is owned primarily by families, the rest of it, and they make their decisions when families make their decisions and so you just have to deal with that when the opportunity presents itself.

I'm confident that our structure, our centralized structure, is efficient and that we have the skill sets necessary to integrate assets, and we don't have anything to announce today. But we don't need to do anything to be successful in our view and I've said that many times. Charter itself doesn't need to do anything, but we're doing this deal because it's an opportunity. I think Cable assets are inherently superior assets and that if you want to manage them aggressively, you can grow your market share and it's inherently superior infrastructure, but it's hard work and there are scale opportunities and if you can be operationally efficient and take advantage of scale, there's value to be created.

John Hodulik - UBS - Analyst

And moving onto the second topic, regulation. Obviously, Title II has gotten a lot of attention. What's your views on the President's proposal?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	10
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I was surprised by it. I was not expecting -- I had been at the White House the week before, it shows you how valuable that visit was. I was talking to his economic team, not to him, and I thought that they were generally in agreement with our point of view that it would be -- a lot of private investment had been done in this country and there were still -- all through the recession, the telecom space was a consistent place where private capital was being put to use to create value for the country. So I was surprised that they came out with the plan the way they did.

And obviously forbearance done properly could work and we think that the fundamental objective seems reasonable. We practice net neutrality. We already signed up for it once previously. Comcast already has a consent decree that requires it. So it's not like we can't operate in that world and that we don't want to, but we'd rather have a good regulatory regime than a complicated one. And so, we're going to fight through this process to make it a good outcome.

John Hodulik - UBS - Analyst

Right. Third topic, over-the-top video, obviously there's been a number of announcements, content providers going directly to consumers, new offerings sort of coming out of the woodwork almost monthly it seems. How does your view of the -- how do you see the video market evolving over time?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I think for any entrenched video provider to begin breaking up their carriage in a big bundle and going over-the-top puts them at great risk of being a much smaller business. I mean the model today, if you're carried by cable and satellite, is you get 100 million homes of distribution, you get a license fee from 100 million homes and you get to sell advertising against that entire universe. It's hard to imagine selling that to niche markets or in an a la carte market where you would end up with the similar kind of penetration. So if the whole market were sold a la carte today, I think you take a $70 billion ecosystem and turn it into a $7 billion ecosystem. So that's what the risk by changing it. And you see people playing around the edges thinking there is incremental dollars there, but to some extent they are playing with fire.

That said, there is a great over-the-top service in Netflix that's already a syndicated secondary location for content and cable networks. I think there is risk there. People are living off that income and it's become a budgeted line item and they are going to want to increase it. And every day that their content can be found elsewhere makes them less valuable to me.

Interestingly, back to the broadband discussion, I need a high-quality video service on that broadband so that people recognize the value of my broadband service to differentiate me from slow broadband. And so, I'm encouraged by over the top providers and what they do to our business. At the same time, to the extent that I can save money by not paying somebody to be carried because their content is generally available elsewhere, I think that's an opportunity. So I look at it as kind of interesting mixed bag of opportunity to save money, to grow the broadband business and if the content providers are wise enough, so to speak from their own perspective to have a rich video business too. And I don't know where the mix of all that ends up and how fast. I don't think the whole world is going to fall apart in a real short period of time, because if you think about how valuable the model is, it makes no sense for people to destroy it.

John Hodulik - UBS - Analyst

I agree. Do you see a market for skinnier video packages evolving?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes. Look, I have a lot of -- my biggest problem with customers and growth and with the whole category is it costs too much. And it's not that people don't want it, it's not that people want to be cord cutters. They don't want to pay for what they don't want to get. And sports is driving a lot of the costs in the product. And if you're packaged in with that big bundle, as a programmer you get a lot of value from it, but in its entirety it's become very expensive.

So if I could sell a lot of our service without sports for instance to a significant number of households and save them money and not really cost us any more money that would be extremely valuable. But again, if you are a content company, you really have to think about what that does to you. So the answer to your question is, if I could sell it that way, I would, and if I could sell over the top, I would, and if I could mix and match over the top with bundled in different ways, I would and will.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	11
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

Programming costs in general have obviously been a big issue for the industry. Are these new packaging, you are talking about pulling sports out, are there other ways to save on programming costs or to prevent the growth that we've seen in the past?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well you can just not carry. And to the extent that you cannot carry things because people can get the stuff anyway than those of the things that are most attractive from a I'm not going to carry perspective.

John Hodulik - UBS - Analyst

Okay. That's all I have. We have some time for the -- take some questions from the audience. There are some microphones working their way around. I think we can start with -- up here if you can make your way there. It may take some time.

QUESTION AND ANSWER

Unidentified Audience Member

Just following on the last train of thought, in terms of reducing the bundle size is there also an element from not just of the economics in terms of reducing your programming cost but also enabling you to have greater capacity on the broadband side for VOD or whatever other services may come?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Not a lot. The all-network when it's in its two-way configuration fully deployed that way is very robust and we have the ability to carry essentially everything there is all the time using unicast technology, which means switch video or DOCSIS video. So it really isn't the big driver of Spectrum savings anymore. It's strictly a cost issue.

Unidentified Audience Member

Roughly, what will your leverage look like when everything settles down? And secondly remind us, you are going to own about what a third of GreatLand?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes.

Unidentified Audience Member

And what are you putting in -- what are you investing in there for the third?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	12
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Our shares at 7.1 to 5 times their EBITDA of those systems, carved out EBITDA.

Unidentified Audience Member

And the leverage, roughly when you are done?

Tom Rutledge - Charter Communications, Inc. - President & CEO

In the GreatLand, it will be about five.

Unidentified Audience Member

No, you?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Similar to that.

Unidentified Audience Member

It will be similar to what it is now?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes. Don't forget, we're buying a bunch of assets too.

Unidentified Audience Member

That's what I am saying, it will still be --

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, it's not going up.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	13
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Unidentified Audience Member

Okay. What's your gut reaction to what Suddenlink and Cable One did with Viacom? I mean, Suddenlink actually literally threw out Dora the Explorer and put on Glenn Beck, it's true.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, they did. We just danced around that whole [subject]. Yes, I think it's interesting.

John Hodulik - UBS - Analyst

Any other questions from the audience? Okay, I think it's a good time to wrap it up. Tom, thank you very much for being here.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Thank you.

Disclaimer
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”) on December 9, 2014, Charter's subsidiary, CCH I, LLC, filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	14
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 08, 2014 / 08:30PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us	15
© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.